IAMGOLD REPORTS NEW DISCOVERY WITH HIGH GRADE DRILL INTERSECTIONS FROM ITS 2019 DRILLING PROGRAM ON THE KARITA PROJECT IN GUINEA

Toronto, Ontario, October 2, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced assay results from its 2019 drilling program on its wholly owned Karita project in North-Eastern Guinea. The project is strategically located along the prolific Senegal - Mali Shear Zone in West Africa, between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya project in Mali to the south. The Company is reporting assay results from 16 reverse circulation (RC) drill holes totaling 1,839 metres completed as part of its 2019 exploration program.

The assay results reported herein are provided in Table1 below and include the following highlights (a drill hole plan map and drill section is attached to this release):

2019 RC Drill results:

  Drill hole KRC19-001: 13.0 metres grading 2.80 g/t Au

 and  16.0 metres grading 2.41 g/t Au

 includes  3.0 metres grading 9.84 g/t Au

  Drill hole KRC19-006: 29.0 metres grading 2.96 g/t Au
   includes  10.0 metres grading 3.52 g/t Au
  Drill hole KRC19-009: 16.0 metres grading 3.17 g/t Au
   includes  8.0 metres grading 5.61 g/t Au
   and  32.0 metres grading 1.83 g/t Au
  Drill hole KRC19-010: 22.0 metres grading 2.27 g/t Au
   includes  5.0 metres grading 5.54 g/t Au
  Drill hole KRC19-011:  21.0 metres grading 9.01 g/t Au
   Includes  7.0 metres grading 25.67 g/t Au
   and  7.0 metres grading 2.90 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "we are very pleased to announce these drilling results which confirms a new grassroots exploration discovery along this portion of the Senegal - Mali Shear Zone. As with our previous discoveries at the Boto Gold Project, located 8 kilometres to the north, and at the Diakha-Siribaya Project, located 3 kilometres to the south, we have intersected multiple, wide zones of mineralization within altered metasedimentary units. With now our third grassroots discovery we continue to highlight the outstanding exploration potential along this portion of the shear zone. Once again, I want to recognize the efforts of our exploration team in West Africa and congratulate them on their newest discovery."

About the Karita Project

The Karita project is wholly owned by IAMGOLD and is held under an exploration permit that covers approximately 99.85 square kilometres, located in the Birimian aged Kédougou-Kéniéba inlier of the West African Craton region along the borders with Senegal and Mali.

In 2017, the Company completed a reconnaissance geology and termite mound geochemical sampling program over the Karita permit to evaluate the interpreted extension of the Boto-Diakha mineralized trend in Guinea. The area is thought to cover an extension of the regionally important and prolific Senegal - Mali shear zone along trend between IAMGOLD's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Project in Mali to the south. The sampling program identified an extensive gold geochemical anomaly delineated over a nearly two kilometer strike length, and similar to that observed to be associated with the deposits occurring at both Boto and Diakha.

The 2019 drilling program was designed to evaluate the geochemical anomaly for the presence of mineralization and involved the completion of wide spaced lines of RC drilling over a 1.6 kilometre strike length of the anomaly. The program has confirmed the presence of multiple zones of wide intervals of mineralization hosted within an albite + hematite + carbonate altered sandstone metasedimentary unit. The style of the mineralization and associated alteration appears similar to IAMGOLD's other deposits in the region.

Next Steps

The results of this drilling program will be compiled and integrated with data from our adjacent Boto and Diakha-Siribaya projects to help guide future drilling programs with an objective to define the extents of the mineralization and evaluate the resource potential of this new discovery. The program will include twinning RC holes with diamond holes to confirm the widths and orientation of mineralized intervals and help establish the structural and geological characteristics of the mineralizing system.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification, and review of the technical information in this news release is Konan Barthelemy Kramo, P. Geo, Project Manager, Mali Exploration. Mr. Kramo is a Qualified Person as defined by National Instrument 43-101.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, RC chips are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice and include the insertion of certified reference standards. Rock chips from the Reverse Circulation drilling are collected at the rig site, at one meter intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are riffle split to obtain two 3 kg samples. One sample is retained for reference purposes and the other sample is sent for assay.

The assay samples were prepared at Bureau Veritas in Bamako, Mali and assayed at Bureau Veritas Analytical Laboratory in Abidjan, Ivory Coast, using a standard fire assay with a 50-gram charge and an Atomic Absorption finish (FA450). Samples which returned values greater than 10 g/t Au are being re-assayed using a gravimetric finish.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Karita Prospect - 2019 RC Drilling Assay Results (16 RC totaling 1,839 metres)

Hole no	UTM NAD83 Zone17			AZ	Dip	EOH	From	To	Core Length (1)	Au (2)
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
KRC19-001	240627	1371301	141	90	-55	120	37	50	13	2.80
including (3)							40	44	4	4.96
							66	72	6	2.46
							81	97	16	2.41
including (3)							91	94	3	9.84
							103	108	5	1.65
KRC19-002	240723	1371301	142	90	-55	120	24	27	3	0.47
							37	45	8	0.68
							67	72	5	1.36
KRC19-003	240805	1371299	145	90	-55	120	81	82	1	1.11
KRC19-004	240916	1371501	149	90	-55	75	45	48	3	1.95
KRC19-005	240818	1371498	148	90	-55	120	No significant value
KRC19-006	240716	1371496	154	90	-55	120	9	38	29	2.96
including (3)							12	22	10	3.52
KRC19-007	240617	1371498	153	90	-55	120	102	111	9	1.19
including (3)							105	108	3	2.08
KRC19-008	240899	1372200	179	90	-55	120	No significant value
KRC19-009	240800	1372199	184	90	-55	120	40	56	16	3.17
including (3)							42	50	8	5.61
							76	108	32	1.83
							111	118	7	0.92
KRC19-010	240700	1372198	173	90	-55	120	20	42	22	2.27
including (3)							27	32	5	5.54
							47	51	4	4.78
							65	71	6	1.96
KRC19-011	240597	1372205	190	90	-55	84	53	74	21	9.01
including (3)							55	62	7	25.67
							77	84	7	2.90
including (3)							78	80	2	5.47
KRC19-012	240603	1372899	191	90	-55	120	No significant value
KRC19-013	240698	1372902	166	90	-55	120	No significant value
KRC19-014	240799	1372899	165	90	-55	120	42	52	10	2.75
including (3)							45	49	4	5.89
							59	64	5	2.26
							107	111	4	10.30
KRC19-015	240902	1372900	188	90	-55	120	32	37	5	1.30
							46	51	5	0.70
							74	79	5	1.72
KRC19-016	240946	1372496	184	90	-55	120	No significant value

1. The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

2. Drillhole intercepts are calculated using a minimum downhole length of two (2) meters, a cut-off grade of 0.5 g/t gold,  and may include up to two (2) metres of internal dilution.

3. Assay intervals are reported uncapped, with higher grade subintervals reported if present.

237500
242500
1380000
1370000
Boto Deposit
Senegal
Guinea
Karita Discovery
Mali
Diakha Deposit
Termite Au_ppb
< 10
10 - 30
30 - 50
50 - 100
100 - 150
150 - 500
> 500
Legend
Granitoid
Greywackes
Metamorphic Aureole
Pelites
Pelt, Tuff, Carn, Volc
SMSZ
Upper Prot
Arenites
Carbonated sdt
Inter. Borders
0 0.5 1 2 Km

Figure 1: Regional map - Karita location

Figure 2: Karita drill hole plan map and highlighted 2019 assay results.

Figure 3: Section 72200N